Mail Stop 4720

June 26, 2009

By U.S. Mail and facsimile (706) 745-8960

Jimmy C. Tallent
President and Chief Executive Officer
United Community Banks, Inc.
63 Highway 515
Blairsville, Georgia 30512

> **Re:** **United Community Banks, Inc.**
> **Form 10-K for December 31, 2008**
> **Form 10-Q for March 31, 2009**
> **Response to SEC Comments dated April 28, 2009**
> **File Number 0-21656**

Dear Mr. Tallent:

We have reviewed the above referenced filing and related materials and have the following comments. Where indicated, we think your documents should be revised. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosure. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Notes to Consolidated Financial Statements
Note 1 - Summary of Significant Accounting Policies, page 49
General

1. We note your response to prior comment seven. Given the significant increase in activity within OREO, please provide a rollforward of this activity in future filings.

Form 10-Q Filed for the Quarter Ended March 31, 2009

Notes to Consolidated Financial Statements
Note 10 Goodwill, page 13

2.   We note you updated your impairment test as of March 31, 2009, which resulted in the recording of a $70 million impairment on goodwill. Please provide us with additional details regarding your tests performed:

   • Provide us with a list (in tabular format) of each reporting unit and identify the respective unit fair value, carrying amounts, and reporting unit goodwill;
   • Identify each unit that was tested for impairment and discuss the specific technique used to determine unit fair value; and
   • Tell us the type of report issued by the third party valuation firm, and how management used this information to arrive at the fair values ultimately used, including discussions of any adjustments made to the fair values discussed in any report obtained.
   • Tell us whether management performed any "reasonableness" test or validation procedures on the fair values assumed for the reporting units. For example, tell us whether management reconciled the fair values of the reporting units to the market capitalization of the company, and if so, provide the results of such testing.

3.   In light of our comment above, provide us with (in tabular format) and disclose in future filings (e.g. within your goodwill section of MD&A on page 22), the following:

   • For each reporting unit that went to the second step of testing, provide a list of the significant assumptions used in your impairment testing for each respective period that testing was performed (i.e. annual and additional periods when applicable);
   • Provide sensitivity analysis surrounding each of the assumptions; and
   • Identify specifically (quantitatively and qualitatively based on the assumptions that you have used) at what point impairment or additional impairment of goodwill would be required.

 Table 8 – Nonperforming Assets, page 25

4.   We note your response to our prior comment five and we think the information provided would be very meaningful to an investor and provide greater transparency into current trends in your loan portfolio. In this regard, please provide us with and revise your future filings to disclose a breakdown, by loan type (preferably in tabular format along with a narrative discussion of the trends experienced), of nonperforming and "adversely classified" loans (i.e. loans in each of grades 8 through 10, as described on page 6 of your Form 10-K) for each reporting period presented. Provide us with your proposed disclosure.

* * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revision in future filings, provide a draft of your proposed disclosure and provide any requested information. We may have additional comments after reviewing your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions on accounting matters to Marc Thomas at 202-551-3452, or to Hugh West at 202-551-3872. Please direct any other questions to Eric Envall at 202-551-3234, or to me at 202-551-3464.

Sincerely,

Kathryn McHale
Staff Attorney